UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 1

                        XL GENERATION INTERNATIONAL INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   98374T 10 8
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                                 (CUSIP Number)

                              Michelle Patrice Bain
                           Redcorn Consultants Limited
                   P.O. Box N-9934, 2nd Floor, Ansbacher House
                             Bank Lane & East Street
                                 Nassau, Bahamas
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    8/19/2005
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             (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98374T 10 8
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(1) Names and I.R.S. Identification Nos. (entities only) of reporting persons.

DT Crystal Holdings Ltd.

000000000
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(2) Check the appropriate box if a member of a group (see instructions)
(a)|_|
(b)|_|
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(3) SEC use only.

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(4) Source of funds (see instructions).

N/A
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(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d)
or 2(e). |_|

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(6) Citizenship or place of organization.

Turks & Caicos Islands
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Number of shares beneficially owned by each reporting person with:

(7) Sole voting power: 500,000

(8) Shared voting power:
N/A

(9) Sole dispositive power: 500,000

(10) Shared dispositive power:
N/A

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(11) Aggregate amount beneficially owned by each reporting person.

500,000
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(12) Check if the aggregate amount in Row (11) excludes certain shares (see
instructions). |_|

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(13) Percent of class represented by amount in Row (11).

1.9%
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(14) Type of reporting person (see instructions).

CO
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

Item 1. Security and Issuer.

XL Generation International Inc. (formerly Cygni Systems Corporation) (the "Company") is located at 460 Saint-Gabriel, Suite 21, Montreal, Quebec H2Y 2Z9, Canada. This Schedule 13D relates to the cancellation of 4,000,000 shares of the Company's common stock on August 19, 2005, and the issuing of an option to purchase 500,000 shares of the Company's common stock for $1 per share.

Item 2. Identity and Background.

      (a)   The name of the filing person is DT Crystal Holdings Ltd.

            DT Crystal Holdings Ltd. is a corporation formed in the Turks and Caicos Islands. The controlling shareholder of DT Crystal Holdings Ltd. is Ms. Michelle Roberts, a citizen of the Bahamas. The sole director and sole officer of DT Crystal Holdings Ltd. is Redcorn Consultants Limited. Redcorn Consultants Limited is a corporation formed in the Turks and Caicos Islands. The sole director and shareholder of Redcorn Consultants Limited is Alan Edward Cole, a citizen of Great Britain. The sole officer of Redcorn Consultants Limited is Michelle Patrice Bain, a citizen of the Bahamas.

      (b) The address for each of DT Crystal Holdings Ltd., Redcorn Consultants Limited, Michelle Roberts, Alan Edward Cole and Michelle Patrice Bain is P.O. Box N-9934, 2nd Floor, Ansbacher House, Bank Lane & East Street, Nassau, Bahamas.

      (c) DT Crystal Holdings Ltd. is in the Equity Financing Business. Redcorn Consultants Limited is an entity which serves as an officer and director of other companies. The main occupation of Alan Edward Cole and Michelle Patrice Bain is with Sterling Management Limited. Sterling Management Limited's main business is serving as a corporate service provider and fund administrator. Sterling Management Limited is located at P.O. Box N-9934, 2nd Floor, Ansbacher House, Bank Lane & East Street, Nassau, Bahamas. Michelle Roberts main occupation is as the owner and operator of Chelly's Yard Maintenance. Chelly's Yard Maintenance is located at Meadows Boulevard, Winton Meadows, P.O. Box SS-4955 Nassau, Bahamas.

      (d) None of the entities or individuals identified in Item 2(a) of this Statement have, during the five years prior to the date hereof, been convicted in a ciminal proceedings (excluding traffic violations or similar minor violations).

      (e) None of the entities or individuals identified in Item 2(a) of this Statement have, during the five years prior to the date hereof, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

      (f)   The Turks and Caicos Islands.

Item 3. Source and Amount of Funds or Other Consideration.

N/A.


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

Item 4. Purpose of Transaction.

On August 19, 2005, the Company entered into and closed a Share Exchange Agreement (the "Share Exchange Agreement") with XL Generation AG ("XLG"). Pursuant to the terms of the Share Exchange Agreement, the Company acquired all of the issued and outstanding shares of common stock of XLG in exchange for the issuance to XLG's shareholders of 15,000,000 shares of restricted common stock (the "Common Stock") of the Company.

In connection with the Share Exchange Agreement, the Company has revised its capital structure. Pursuant to such actions, DT Crystal Holdings Ltd., the controlling shareholder of the Company prior to entry into the Share Exchange Agreement, as inducement to the shareholders of XLG to enter into the Share Exchange Agreement, agreed to cancel four million shares of the Company's Common Stock and accept in consideration thereof an option exercisable for 500,000 shares of the Company. In addition, the Company has made a stock dividend to shareholders of record of the Company of 9 shares of Common Stock for each share of Common Stock held as of August 29, 2005, provided, however, each of DT Crystal Holdings Ltd. and the former shareholders of XLG waived their respective rights to such stock dividend. After giving effect to such cancellation, stock dividend and such dividend waivers, DT Crystal Holdings Ltd. now holds the right to acquire approximately 1.9% of the Company's issued and outstanding stock upon exercise of an option at an exercise price of $1.00 per share.

Item 5. Interest in Securities of the Issuer.

(a) Name                          Shares Beneficially Owned     Percentage
DT Crystal Holdings Ltd.          500,000                           1.9%
Redcorn Consultants Limited       500,000*                          1.9%
Michelle Roberts                  0                                   0%
Alan Edward Cole                  0                                   0%
Michelle Patrice Bain             0                                   0%

(b) Name                          Shares
DT Crystal Holdings Ltd.          500,000
Redcorn Consultants Limited       500,000*
Michelle Roberts                  0
Alan Edward Cole                  0
Michelle Patrice Bain             0

* Redcorn Consultants Limited is listed here strictly in its capacity as the sole director and sole officer of DT Crystal Holdings Ltd. Redcorn Consultants Limited does not own have an ownership interest in the option described herein.

(c) See description in Item 4, above.

(d) N/A

(e) DT Crystal Holdings Ltd. ceased to be the beneficial owner of more than five percent of the Company's common stock on August 19, 2005.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

N/A

Item 7. Material to be Filed as Exhibits.

N/A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 11/9/2005

DT Crystal Holdings Ltd.

By: Redcorn Consultants Limited
As sole director and sole officer of DT Crystal Holdings Ltd.

/s/ Michelle Patrice Bain
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Name:  Michelle Patrice Bain
Title: Secretary, Redcorn
       Consultants Limited

/s/ Alan Edward Cole
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Name:  Alan Edward Cole
Title: Director, Redcorn
       Consultants Limited


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